

Mail Stop 3720

February 22, 2007

Ms. Lisa VanPatten
Chief Financial Officer
Narrowstep, Inc.
116 Village Blvd.
Suite 200
Princeton, NJ 08540

      Re: **Narrowstep, Inc.**
              Form 10-K for Fiscal Year Ended February 28, 2006
              Filed April 26, 2006

              Forms 10-Q for Fiscal Quarter Ended November 30, 2006
              File No. 333-108632

Dear Ms. VanPatten:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2006

Item 7. Financial Statements

Auditor's Opinion, page F-2

1.   We note that your current auditors are located in New Jersey. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in the United Kingdom. Please tell us how the audit of the operations in the United Kingdom, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

    • whether another auditor was involved in the audit of the UK operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

    • whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the UK.

Consolidated Statements of Operations, page F-5

2.   We note from the first bullet point under "Operating Expenses" on page 21, that you present expenses directly associated with operating your network as "operating" on the face of your statement of operations, which are excluded from your calculation of gross profit. It appears that these costs are directly attributable to the generation of revenue, and should be included in the calculation of gross profit. Please revise your presentation accordingly or tell us why you believe that your presentation of gross profit is appropriate.

3.   We note from the fifth bullet point under "Operating Expenses" on page 21 that you have classified the entire $1.3 million charge associated with non-cash stock-based compensation expense as an operating expense in 2007. If you award stock-based compensation to employees who are directly involved with the generation of revenue, you should revise the statements of operations to classify the resulting compensation expense as a cost of revenue.

4.   It appears that you classify depreciation expense in your statement of operations as general and administrative. If your direct costs exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results

in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please refer to SAB Topic 11:B and revise your presentation accordingly.

5.   Please revise the face of your income statement to present goodwill impairments as a separate line item, as required by paragraph 43 of SFAS No. 142.

Note 6. Stockholders' Equity, page F-19

6.   Please tell us in more detail about the grant of 942,664 options to Mr. Iolo Jones. Specifically tell us the reason for the grant, the actual grant date, the amount of compensation expense recognized for this transaction and how you determined the fair value of this grant, specifying the accounting literature that you relied upon. Please also tell us if this grant was approved by your Board of Directors.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director